Exhibit 4.5

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Clarivate Analytics Plc (“Clarivate,” the “Company,” “our,” “us” and “we”) is a Jersey, Channel Islands public company with limited liability. Its affairs are governed by the articles of association and the Jersey Companies Law. Clarivate’s register of members is kept by Vistra (Jersey) Limited at 4th Floor, St. Paul’s Gate, 22-24 New Street, St. Helier, Jersey JE1 4TR. Our registered office is 4th Floor, St. Paul’s Gate, 22-24 New Street, St. Helier, Jersey JE1 4TR. Our secretary is Stephen Hartman of Friars House, 160 Blackfriars Road, London, SE1 8EZ, UK.

Our authorized share capital is an unlimited number of no par value shares of any class. As of December 31, 2019, there were 306,874,115 ordinary shares issued and outstanding, and no preferred shares have been issued. As of December 31, 2019, Clarivate had warrants outstanding to purchase an aggregate of 52,699,886 ordinary shares.

Our ordinary shares and warrants are listed on the New York Stock Exchange (the “NYSE”) and are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Ordinary Shares

General

All of the issued and outstanding ordinary shares of Clarivate are fully paid and non-assessable. Certificates representing the outstanding ordinary shares of Clarivate are generally not issued (unless required to be issued pursuant to the articles of association) and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares of Clarivate have no pre-emptive, subscription, redemption or conversion rights.

The board of directors may provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the board of directors. If any preferred shares are issued, the rights, preferences and privileges of holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by the board of directors of Clarivate, subject to the Jersey Companies Law and the articles of association. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of Clarivate lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions that are declared will be distributed among the holders of ordinary shares on a pro rata basis.

Voting rights

Each ordinary share entitles the holder to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by way of poll.

A quorum required for a meeting of shareholders requires the presence in person or by proxy of persons holding in aggregate not less than a simple majority of all voting share capital in issue (provided that the minimum quorum for any meeting shall be two shareholders entitled to vote).

A special resolution is required for important matters such as an alteration of capital, removal of director for cause, merger or consolidation of Clarivate, change of name or making changes to the articles of association or the voluntary winding up of Clarivate.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a quorate general meeting or, in each case, a resolution in writing executed by holders of the number of ordinary shares that would be required to pass the resolution at a meeting at which all the holders were present and voting.

Variation of rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general meeting or by the written consent of the holders of two-thirds of the shares of that class or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of ordinary shares

Any shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by the NYSE, as the designated stock exchange under the articles of association, or as otherwise approved by the board of directors.

In addition, the articles of association prohibit the transfer of shares of Clarivate in breach of the rules or regulations of the NYSE or any relevant securities laws (including the Exchange Act).

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares of Clarivate shall be distributed among the holders of the ordinary shares of Clarivate on a pro rata basis.

Directors

Appointment and removal

The management of Clarivate is vested in its board of directors. The articles of association provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting. So long as shares of Clarivate are listed on the NYSE, the board of directors of Clarivate shall include such number of  “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require (subject to any applicable exceptions for “controlled” companies).

The directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors of each class serve a term of three years. At each succeeding annual general meeting of shareholders of Clarivate, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. Our Class I directors are Ms. von Blucher and Messrs. Broughton, Iyer, Moran and Motamedi. Our Class II directors are Messrs. Klein, Neral and Scattarella. Our Class III directors are Messrs. Stead, Gilis, Macksey and Munk and Ms. Mills.

The directors of Clarivate shall ensure that any individual nominated pursuant to the articles of association, the Director Nomination Agreement and the Shareholders Agreement shall be nominated for election as a director at the next general meeting of Clarivate. In respect of any position on the board of directors that is not entitled to be nominated pursuant to the articles of association, the Director Nomination Agreement or the Shareholders Agreement, the directors shall have the right to nominate an individual for election as a director at the next general meeting of Clarivate. In both cases, such individual shall be appointed if approved by ordinary resolution at such general meeting. If a vacancy arises on the board of directors, the directors may fill such vacancy in accordance with the terms of the articles of association, the Director Nomination Agreement, the Shareholders Agreement, applicable law and the listing rules of the NYSE.

A director may be removed from office by the holders of ordinary shares by special resolution only for “cause” (as defined in the articles of association). In addition, a director may be removed from office by the board of directors by resolution made by the board of directors for “cause.”

The appointment and removal of directors is subject to the applicable rules of the NYSE and to the provisions of the Director Nomination Agreement and the Shareholders’ Agreement.

The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of Clarivate are set out in the articles of association.

Indemnification of directors and officers

To the fullest extent permitted by law, the articles of association provide that the directors and officers of Clarivate shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud or willful default.

Description of Warrants

As of December 31, 2019, we had warrants outstanding to purchase an aggregate of 52,699,886 ordinary shares.

Under the terms of the warrant agreement, the Company is entitled to redeem all outstanding public warrants:

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
•	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for splits, dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; and
•	if, and only if, there is a current registration statement in effect with respect to the shares underlying such public warrants.

The above referenced share price performance target was achieved as of February 14, 2020. On February 20, 2020, Clarivate announced that it would redeem all of its outstanding public warrants, in whole and not in part, at a redemption price of $0.01 per warrant, which would result in 4,749,616 shares being issued (assuming all such public warrants called for redemption are exercised prior to redemption). At the direction of the Company, Continental Stock Transfer & Trust Company, in its capacity as warrant agent, thereafter delivered a notice of redemption to each of the registered holders of the outstanding public warrants. On and after the redemption date, a record holder of a public warrant has no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

In addition, in accordance with the warrant agreement, the Company’s board of directors elected to require that, upon delivery of the notice of redemption as aforesaid, all outstanding public warrants are to be exercised only on a “cashless basis.” Each exercising holder will thereafter pay the exercise price by surrendering the public warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (y) the fair market value. “Fair market value” means the average reported last sale price of the ordinary shares for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption was sent to the holders of warrants.

A holder exercising an outstanding public warrant will be deemed to pay the $11.50 per public warrant exercise price by the surrender of 0.5374 of an ordinary share that such holder would have been entitled to receive upon a cash exercise of a public warrant. Accordingly, by virtue of the cashless exercise of the outstanding public warrants, exercising public warrant holders will receive 0.4626 of an ordinary share for each outstanding public warrant surrendered for exercise. Any outstanding public warrants that remain unexercised at 5:00 p.m. New York City time on March 23, 2020 will be void and no longer exercisable, and the holders of those outstanding public warrants will be entitled to receive only the redemption price of $0.01 per outstanding warrant.

Warrants to purchase shares that were issued under the warrant agreement in a private placement simultaneously with Churchill Capital Corp’s initial public offering and still held by the initial holders thereof or their permitted transferees are not subject to the notice of redemption. The private placement warrants are identical to the public warrants sold in the Churchill IPO, except that the private placement warrants are exercisable for cash (even if a registration statement covering the shares issuable upon exercise of such public warrants is not effective) or on a cashless basis, at the holder's option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to 5:00 p.m. New York City time on March 23, 2020 at the offices of the warrant agent. The public warrant holders do not have the rights or privileges of holders of ordinary shares of Clarivate or any voting rights until they exercise their public warrants and receive ordinary shares.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (together with such holder’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Clarivate will, upon exercise, round down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Other Jersey, Channel Islands Law Considerations

Purchase of Clarivate’s Own Ordinary Shares

As with declaring a dividend, Clarivate may not buy back or redeem its shares unless its directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, Clarivate will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, Clarivate will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until Clarivate is dissolved on a solvent basis, if earlier).

If the above conditions are met, Clarivate may purchase its ordinary shares in the manner described below.

Clarivate may purchase on a stock exchange its own fully paid ordinary shares pursuant to a special resolution of its shareholders.

Clarivate may purchase its own fully paid ordinary shares other than on a stock exchange pursuant to a special resolution of its shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by an ordinary resolution of its shareholders. The shareholder from whom Clarivate proposes to purchase or redeem ordinary shares is not entitled to vote in respect of the ordinary shares to be purchased.

Clarivate may fund a redemption or purchase of its own ordinary shares from any source. It cannot purchase its ordinary shares if, as a result of such purchase, only redeemable ordinary shares would remain in issue.

If authorized by a resolution of its shareholders, any shares that Clarivate redeems or purchases may be held by it as treasury shares. Any shares held by Clarivate as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by Clarivate are cancelled where Clarivate has not been authorized to hold such shares as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class or all of Clarivate’s outstanding ordinary shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding ordinary shares, that person is then entitled (and may be required) to acquire the remaining ordinary shares. In such circumstances, a holder of any such remaining ordinary shares may apply to the courts of Jersey for an order that the person making such offer not be entitled to purchase the holder’s ordinary shares or that the person purchase the holder’s ordinary shares on terms different to those under which the person made such offer.

Other than as described below under “ — UK City Code on Takeovers and Mergers,” Clarivate is not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of Clarivate’s remaining ordinary shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements

Where Clarivate and its creditors or shareholders or a class of either of them propose a compromise or arrangement between Clarivate and its creditors or its shareholders or a class of either of them (as applicable), the courts of Jersey may order a meeting of the creditors or class of creditors or of Clarivate’s shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon Clarivate and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of Clarivate is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

UK City Code on Takeovers and Mergers

The UK City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, (i) to an offer for a public company whose registered office is in the Channel Islands and whose securities are admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man, or (ii) if the company is a public company and is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”), to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether Clarivate has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of Clarivate’s board of directors, the functions of the directors, and where they are resident.

If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied and Clarivate has its place of central management and control in the United Kingdom, it would be subject to a number of rules and restrictions, including but not limited to the following: (i) Clarivate’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) Clarivate might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) Clarivate would be obliged to provide equality of information to all bona fide competing bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

•	acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

•	who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code Company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Clarivate believes that the Takeover Code applies to it at this time. However, it is possible in the future that changes in the board’s composition, changes in the Takeover Panel’s interpretation of the Takeover Code or other events may cause the Takeover Code to not apply to Clarivate.